UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Faraday Future Intelligent Electric Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74348Q108

(CUSIP Number)

Founding Future Creditors Trust

Attn: Andrew Behlmann

One Lowenstein Drive

Roseland, New Jersey 07068

(973) 597-2332

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74348Q108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Founding Future Creditors Trust	85-6391202
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	19,901,731*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	19,901,731*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
19,901,731*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 6.1%*
14.	Type of Reporting Person (See Instructions): OO

* As of July 21, 2021 (the “Event Date”), the Founding Future Creditors Trust (the “Trust”) directly owns 19,901,731 shares (the “Trust Securities”) of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Faraday Future Intelligent Electric Inc. (the “Issuer”), comprising 6.1% of the Class A Common Stock issued and outstanding as of the Event Date. Jeffrey D. Prol (the “Trustee”) is the sole trustee of the Trust. Solely in such capacity, and subject to the limitations imposed by the Plan and Trust Agreement (each as defined below), the Trustee exercises voting and dispositive power over the assets of the Trust, including the Trust Securities. Accordingly, as of the Event Date, the Trustee may be deemed to beneficially own the Trust Securities.

** The foregoing beneficial ownership percentages are based on 324,360,508 shares of Class A Common Stock of the Issuer issued and outstanding as of the Event Date, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 22, 2021 and assumes the conversion of all of Issuer’s issued and outstanding Class B Common Stock into Class A Common Stock.

CUSIP No. 74348Q108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Jeffrey D. Prol
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: New Jersey

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	19,901,731*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	19,901,731*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
19,901,731*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 6.1%*
14.	Type of Reporting Person (See Instructions): IN

* As of July 21, 2021 (the “Event Date”), the Founding Future Creditors Trust (the “Trust”) directly owns 19,901,731 shares (the “Trust Securities”) of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Faraday Future Intelligent Electric Inc. (the “Issuer”), comprising 6.1% of the Class A Common Stock issued and outstanding as of the Event Date. Jeffrey D. Prol (the “Trustee”) is the sole trustee of the Trust. Solely in such capacity, and subject to the limitations imposed by the Plan and Trust Agreement (each as defined below), the Trustee exercises voting and dispositive power over the assets of the Trust, including the Trust Securities. Accordingly, as of the Event Date, the Trustee may be deemed to beneficially own the Trust Securities.

** The foregoing beneficial ownership percentages are based on 324,360,508 shares of Class A Common Stock of the Issuer issued and outstanding as of the Event Date, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 22, 2021 and assumes the conversion of all of Issuer’s issued and outstanding Class B Common Stock into Class A Common Stock.

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Class A Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 18455 S. Figueroa Street, Gardena, California 90248. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

This Schedule 13D is being filed on behalf of the Founding Future Creditors Trust (the “Trust”) and Jeffrey D. Prol, the trustee of the Trust (the “Trustee” and together with the Trust, the “Reporting Persons”). The Trust is formed under the laws of the State of Delaware. The Trustee is a resident of the State of New Jersey.

The address of the principal business office of each of the Reporting Persons is One Lowenstein Drive, Roseland, New Jersey 07068.

The Trust is a common-law trust formed pursuant to the Debtor’s Third Amended Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (the “Plan”) confirmed by the United States Bankruptcy Court for the Central District of California by order entered March 17, 2020 in the chapter 11 case of Yueting Jia (the “Reorganized Debtor”), captioned as In re Yueting Jia, Case No. 2:19-bk-24804-VZ and the Founding Future Creditors Trust Agreement executed in connection with the Plan (as amended and in effect from time to time, the “Trust Agreement”). The Trustee is the sole trustee of the Trust. The Trust has no business purpose or objective, and was formed pursuant to the Plan and Trust Agreement for the primary purpose of liquidating and distributing the former assets of the Reorganized Debtor, which vested in the Trust on the effective date of the Plan.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Trust acquired the securities of the Issuer that are the subject of this Schedule 13D pursuant to an Agreement and Plan of Merger, dated as of January 27, 2021, as amended by the First Amendment to Agreement and Plan of Merger dated as of February 25, 2021, the Second Amendment to Agreement and Plan of Merger dated as of May 3, 2021 and the Third Amendment to Agreement and Plan of Merger dated as of June 14, 2021 (“Merger Agreement”), by and among Property Solutions Acquisition Corp. (“PSAC”), PSAC Merger Sub Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), and FF Intelligent Mobility Global Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“FFIM”). Among other things, the Merger Agreement provided for Merger Sub to be merged with and into FFIM, with FFIM continuing as the surviving company and a wholly-owned subsidiary of PSAC. The transactions contemplated by the Merger Agreement (the “Business Combination”) closed on July 21, 2021 (the “Closing”). The Trust initially acquired its shares of FFIM through the Plan and Trust Agreement.

At the Closing, pursuant to the Merger Agreement, the shares of FFIM beneficially owned by the Reporting Persons immediately prior to the Closing converted into 19,901,731 shares of Class A Common Stock (the “Trust Securities”).

Other than the conversion of the shares of FFIM beneficially owned by the Reporting Persons into Class A Common Stock of the Issuer, there have been no transactions effected by the Reporting Persons in the past sixty days with respect to the securities of the Issuer.

Item 4.	Purpose of Transaction

The Reporting Persons acquired their shares of FFIM for the benefit of former creditors of the Reorganized Debtor through the Plan and the Trust Agreement on the effective date of the Plan. In turn, those shares were converted into the Trust Securities on the Event Date as a result of the Business Combination.

The Reporting Persons intend to sell the Trust Securities over time, subject to the terms and conditions of the Plan, Trust Agreement, and Resale Restrictions (defined below).

In determining when to sell the Trust Securities, the Reporting Persons will evaluate a wide variety of investment considerations, including, without limitation, the Resale Restrictions, current and anticipated future trading prices for the Issuer’s Class A Common Stock, the Issuer’s operations, assets, prospects, business development, markets and capitalization, the Issuer’s management and personnel, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons intend to sell, trade, or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions, or otherwise, or take any other lawful action they deem to be in their best interests and the best interests of the beneficiaries of the Trust.

Except as set forth in this Schedule 13D, no Reporting Person has any present plans or proposals that relate to or would result in (a) the acquisition by any Reporting Person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in subclauses (a)-(i) above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of these matters. However, the Reporting Persons reserve the right to formulate plans or proposals which would relate to or result in the transactions described in subclauses (a) through (j) of this Item 4.

Item 5.	Interest in Securities of the Issuer

The Trust Securities consist of 19,901,731 shares of Class A Common Stock of the Issuer, held directly by the Trust. Pursuant to the Plan and Trust Agreement, the Trustee exercises investment discretion with respect to the assets of the Trust, subject to the limitations imposed by the Plan and the Trust Agreement, and thus may be deemed to beneficially own the Trust Securities.

Except as described herein, during the past sixty (60) days on or prior to the Event Date, and from the Event Date to the date of filing of this report, there were no other purchases or sales of the Issuer’s Class A Common Stock, or securities convertible into or exchangeable for the Issuer’s Class A Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

The Trust also holds a 20% preferred interest in Pacific Technology Holding LLC (“PTH”). PTH directly or indirectly owns FF Top, which holds 64,000,588 shares of Class B common stock of the Issuer (the “PTH Securities”) following the Merger. Neither the Trust nor the Trustee controls, participates in the management of, or exercises any investment discretion with respect to the assets of PTH or FF Top (including the PTH Securities or any other securities of the Issuer directly or indirectly held by PTH or FF Top). Thus, the Trust and the Trustee are not deemed to beneficially own the PTH Securities or any other securities of the Issuer directly or indirectly held by PTH or FF Top.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Voting Agreement

On July 14, 2021, the entered into a Voting Agreement (the “Voting Agreement”) with FF Top Holding LLC (“FF Top”), an entity controlled by certain members of management of the Issuer, pursuant to which the Trust and Trustee have agreed to issue to FF Top a proxy in connection with any vote of the shareholders of the Issuer upon written request by FF Top unless issuance of such proxy is reasonably likely to or would constitute a breach of the fiduciary duties of the Trust or Trustee. The foregoing description of the Voting Agreement is a summary only and is qualified in its entirety by reference to the full text of such document, a copy of which is filed as Exhibit 2 and is incorporated herein by reference.

Resale Restrictions

In connection with the Business Combination, the Trust entered into a lockup agreement (the “Lockup Agreement”) that prohibits the Reporting Persons, until the 180th day after the Event Date (the “Lockup Period”), from selling, transferring, or taking certain other actions with respect to the Trust Securities it acquired through the Business Combination. The foregoing description of the Lockup Agreement is a summary only and is qualified in its entirety by reference to the full text of such document, a copy of which is filed Exhibit 10.16 to PSAC’s Registration Statement on Form S-1 (File No. 33-255027) filed on April 5, 2021, and is incorporated herein by reference..

Following the expiration of the Lockup Period, the Trust Agreement restricts the Reporting Persons’ ability to sell or otherwise dispose of the Trust Securities and certain other restrictions on the Reporting Persons’ ability to sell the Trust Securities pursuant to the Trust Agreement (the “Trust Agreement Lockup” and together with the Lockup Agreement, the “Resale Restrictions”).

Following the Lockup Period, the Trust Agreement Lockup limits the quantity of Trust Securities the Reporting Persons may sell to (a) during the first year after the Lockup Period, no more than 1% per month of the Trust Securities owned as of the Event Date; (b) during the second year after the Lockup Period, no more than 2% per month of the Trust Securities owned as of the Event Date; (c) during the third year after the Lockup Period, no more than 3% per month of the Trust Securities owned as of the Event Date; and (d) during the fourth year after the Lockup Period, no more than 4% per month of the Trust Securities owned as of the Event Date. The Trust Agreement also permits the managing member of PTH to request that the Trustee distribute Trust Securities in kind to beneficiaries of the Trust, subject to the Resale Restrictions.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer and any of the Reporting Persons.

Item 7.	Material to be Filed as Exhibits

The following exhibits are incorporated into this Schedule 13D:

Exhibit 1 Joint Filing Agreement, dated August 9, 2021, signed by each of the Reporting Persons.

Exhibit 2 Voting Agreement dated July 14, 2021.

Exhibit 3 Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.16 to PSAC’s Registration Statement on Form S-1 (File No. 33-255027) filed on April 5, 2021)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2021

FOUNDING FUTURE CREDITORS TRUST

By: /s/ Jeffrey D. Prol, Trustee

Name: Jeffrey D. Prol

Title: Trustee

JEFFREY D. PROL

By: /s/ Jeffrey D. Prol

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).